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17005075

Mai ...ION

Section

MAR 02 2017

Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Novaid Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 Locust Street, 12th Floor
(No. and Street)

Philadelphia	PA	19102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Carney (215) 985-9100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam, PPA
(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Avenue	Paoli	PA	19301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navaid Financial Services, Inc., as of March 1, 2017, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]

Signature

President/CFO

Title

[Signature]

Notary Public

NOTARIAL SEAL
KATIE BALDWIN
Notary Public
PHILADELPHIA CITY, PHILADELPHIA CNTY
My Commission Expires Dec 17, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

NAVAID FINANCIAL SERVICES, INC.

December 31, 2016

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2016

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
Financial Services, Inc.

We have audited the accompanying statement of financial condition of Navaid Financial Services, Inc. as of December 31, 2016 and the related statements of operations, changes in subordinated borrowings, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Navaid Financial Services, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II and III and notes to the supplementary schedules on pages 10 - 13 has been subjected to audit procedures performed in conjunction with the audit of Navaid Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Navaid Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA

February 27, 2017

NAVAID FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	804,685
Deposits with clearing organization and others		1,501,177
Marketable securities		10,630,124
Receivable from clearing organization and others		38,213
Accrued interest receivable		93,767
Furniture and equipment, net		1,878
Total assets	$	13,069,844

Liabilities:		
Accounts payable and accrued expenses	$	830,511
Payable to clearing organization		10,598,841
Total liabilities		11,429,352
Subordinated borrowings		1,500,000
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)		1
Additional paid-in capital		99,999
Retained earnings		40,492
Total shareholders' equity		140,492
Total liabilities and shareholders' equity	$	13,069,844

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2016

Revenues:		
Trading gains and losses, net	$	732,128
Interest income		261,966
Commission income		4,959
Total revenues		999,053
Expenses:		
Commissions		582,234
Employee compensation and benefits		79,818
Interest expense		139,391
Outside services		163,020
Other expenses		15,333
Occupancy and office		16,754
Total expenses		996,551
Net income	$	2,503

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2016

Subordinated borrowings at December 31, 2015	$	1,500,000
2016 activity		-
Subordinated borrowings at December 31, 2016	$	1,500,000

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2016

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
December 31, 2015	106	$ 1	$ 99,999	$ 37,989	$ 137,989
Distributions	-	-	-	-	-
Net income	-	-	-	2,503	2,503
December 31, 2016	106	$ 1	$ 99,999	$ 40,492	$ 140,492

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 2,503
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,174
(Increase) decrease in:	
Deposits with clearing organization and others	6,040
Marketable securities	865,051
Receivable from clearing organization and others	52,019
Accrued interest receivable	(28,232)
Increase in:	
Accounts payable and accrued expenses	(100,372)
Payable to clearing organization	(793,953)
Net cash provided by operating activities	4,230
Cash flows from investing activities:	
Purchase of property and equipment	(1,482)
Net cash flows from investing activities	(1,482)
Cash - beginning of year	801,937
Cash - end of year	$ 804,685
Interest paid	$ 145,144

(The accompanying notes are an integral part of this financial statement.)

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates on a fully-disclosed basis whereby we do not carry accounts for customers. The Company primarily trades in municipal bonds as proprietary transactions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, along with the related commission expense incurred, are also recorded on a trade date basis. Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company files tax returns in the U.S. federal jurisdiction, certain states and cities. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2012 and prior.

(3) MARKETABLE DEBT SECURITIES

As described in Note 2, the Company values marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements*. Investments are classified as Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. All securities held at December 31, 2016 were municipal bonds classified as Level 2 investments using a market value approach.

(4) RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the shareholders. The Company waived all markups and commissions for the fund for 2016. However, the fund reimburses the Company for their costs from outside parties. The Company was reimbursed $10,684 in 2016. $3,333 was due from the fund at December 31, 2016. Additionally, the Company may buy/sell bonds from/to the fund at cost.

The Company also provides brokerage services on behalf of clients of an investment advisor that is owned and managed by the shareholders. There are minimal trades made during the year on behalf of the investment advisor's clients. Additionally, the investment advisor earns management fees which pass through the Company's accounts. The Company owed $9,786 to the investment advisor at December 31, 2016, which is recorded as accounts payable and accrued expenses in the accompanying statement of financial condition.

Two of the Company's traders are minority shareholders. The Company incurred commissions of $582,234 in 2016 to these shareholders. Additionally, $794,379 is due to the traders at December 31, 2016.

(5) RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The Company's agreement with the clearing broker allows them to borrow up to ten times their investment balance, limited to $15,000,000. The payable balance incurs interest at the federal funds rate plus an applicable margin.

(6) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of notes payable to two shareholders. The notes have been renewed through October 2017 and include interest at 5%, which is payable monthly. Interest expense was $75,000 for 2016. The loans are secured with a deposit at the clearing organization.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2016, the Company had net capital, as defined, of $889,899 which was $789,899 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .93 to 1 as of December 31, 2016.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3(k)(2)(ii) which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, Schedules II and III on pages 11 and 12 are not applicable.

(8) 401(k) RETIREMENT PLAN

The Company has a 401(k) retirement plan covering all employees. The Company matches the first 6% of eligible employees' compensation. The Company's expense related to the plan was $1,039 for 2016.

(9) CONCENTRATION OF CREDIT RISK

Cash

The Company maintains its cash accounts at one financial institution. Balances are insured by the FDIC up to $250,000. The uninsured cash balances totaled $558,097 at December 31, 2016.

Marketable debt securities

The Company's proprietary investments consist solely of municipal securities. At December 31, 2016, the balance was comprised of thirty three securities, of which the two largest positions represented 25% of marketable securities.

Agreements with traders

The Company has agreements with two traders on a month to month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

(10) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016

Net capital:		
Total shareholders' equity	$	140,492
Add - subordinated borrowings allowable as net capital		1,500,000
Total capital and allowable subordinated borrowings		1,640,492
Less - total non-allowable assets		3,055
haircuts on securities		747,538
Net capital	$	889,899
Aggregate indebtedness	$	830,511
Total aggregate indebtedness	$	830,511
Computation of basic net capital requirement:		
Net capital requirement	$	100,000
Net capital		889,899
Excess of net capital	$	789,899
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	769,899
Ratio of aggregate indebtedness to net capital		.93 to 1

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Computation for Determination of Reserve Requirement" under that rule have been provided.

NAVAID FINANCIAL SERVICES, INC.
Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Information for Possession or Control Requirements" under that rule have been provided.

NAVAID FINANCIAL SERVICES, INC.
Notes to Supplemental Schedules
December 31, 2016

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2016 FOCUS Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2016 FOCUS Part IIA filing.

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Navaid Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Navaid Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Navaid Financial Services, Inc. stated that Navaid Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Navaid Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Navaid Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA

February 27, 2017

SIANA CARR O'CONNOR & LYNAM, LLP

Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Shareholders of Navaid Financial
Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Navaid Financial Services, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Navaid Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Navaid Financial Services, Inc.'s management is responsible for Navaid Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements in the Company's bank statements noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 and in the related schedules and working papers, noting no differences and;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr O'Connor & Lynam, LLP

SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA
February 27, 2017

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Navaid Financial Services, Inc.
1520 Locust St.
12th Floor
Philadelphia, PA 19102

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Carney 215-985-9100

2. A. General Assessment (item 2e from page 2) $2100

B. Less payment made with SIPC-6 filed (exclude interest) (1839)
9/4/2016
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 261

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐
Total (must be same as F above) $261

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Navaid Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 8th day of February, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions: